Exhibit 99.1

XPENG Announces Vehicle Delivery Results for May 2023

Guangzhou, China — Jun. 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for May 2023.

In May 2023, XPENG delivered 7,506 Smart EVs. The delivery volume of the P7i has experienced a substantial increase compared to the previous month. The Company will further accelerate deliveries of the P7i in June, with the goal of rapidly bringing customers this popular new model that features outstanding style and design aesthetics and distinguishing smart features.

Presale for the G6 Ultra Smart Coupe SUV begins on June 9, with display vehicles available at our stores.

In May, XPENG invited the media to test drive the G6. Feedback from media on the G6 highlights that the new model has distinct advantages over other EV models in terms of its ADAS capabilities and its 800V platform for fast charging. The Company anticipates the G6 will emerge as one of the most popular, bestselling models in China’s NEV SUV market segment with the RMB200,000 to RMB300,000 price range.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.